CONTENTS

Message from the President and CEO	2
MD&A
Our Business	4
Strategy and Financial Objectives	6
Operating Results	7
Financial Condition	10
Liquidity and Capital Resources	11
Critical Accounting estimates	13
Changes in Accounting Policies	14
Reconciliation and Definition of Non-GAAP Measures	15
Risks and Uncertainties	17
Forward-Looking Statements	17
Interim Consolidated Financial Statements	19
Notes to Interim Consolidated Financial Statements	22

MESSAGE FROM THE PRESIDENT AND CEO

I am pleased to report our results for the three months ended December 31, 2006.

We reported first quarter net earnings of U.S. $15.6 million and diluted EPS of U.S. $0.26, after recording charges in the quarter related to the previously announced restructuring of the Company's Canadian manufacturing facilities totalling U.S. $1.4 million after-tax or U.S. $0.02 per share. Before reflecting the restructuring charges, adjusted net earnings and adjusted diluted EPS for the first quarter of fiscal 2007 amounted to U.S. $17.0 million or U.S. $0.28 per share, up respectively 4.9% and 3.7% from net earnings of U.S. $16.2 million and diluted EPS of U.S. $0.27 in the first quarter of fiscal 2006, and U.S. $0.01 per share higher than the earnings guidance provided by the Company. Compared to last year, continuing strong growth in unit sales volumes, a higher-valued product-mix for activewear and favourable manufacturing efficiencies were essentially offset by lower unit selling prices for activewear, higher cotton costs and increased selling, general and administrative and depreciation expenses. The impact of the Kentucky Derby Hosiery acquisition on the Company's results in the first quarter was accretive by U.S. $0.01 per share.

Sales in the first quarter amounted to U.S. $185.8 million, up 54.4% from U.S. $120.3 million in the first quarter of last year. The increase in sales revenues was due to U.S. $42.6 million of sock sales resulting from the acquisition of Kentucky Derby Hosiery, a 15.2% increase in unit sales volumes for activewear and the impact of a higher-valued activewear product-mix, partially offset by a reduction in unit selling prices for activewear of approximately 4% compared to last year. The first quarter is seasonally the lowest quarter of the fiscal year for sales of activewear.

Our growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. We increased our leading share in the T-shirt category to 46.0% from 41.7% a year ago, and we increased our share in the fleece category to 36.0%, compared to 27.7% a year ago.

Gross margins in the first quarter of fiscal 2007 were 29.0%, versus 35.7% in the first quarter of 2006. The decrease in gross margins was largely attributable to the impact of lower margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company's sock manufacturing operations. Excluding the impact of sock sales, gross margins in the first quarter of fiscal 2007 were 33.1%. The decrease in gross margins for activewear compared to last year was due to lower selling prices and higher cotton costs compared to the low point in cotton prices in the first quarter of last year, partially offset by higher-valued product-mix and favourable manufacturing efficiencies.

Selling, general and administrative expenses in the first quarter were U.S. $26.1 million, or 14.1% of sales, compared to U.S. $18.1 million, or 15.0% of sales, in the first quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Kentucky Derby Hosiery, higher distribution costs, and a U.S. $1.1 million charge for the replacement of the aircraft leased by the Company, partially offset by the non-recurrence of a U.S. $0.6 million severance charge incurred in the first quarter of fiscal 2006. The increase of U.S. $1.3 million in depreciation and amortization expenses was due to the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby Hosiery acquisition.

GILDAN QUARTERLY REPORT – Q1 2007 p.2

MESSAGE FROM THE PRESIDENT AND CEO

During the first quarter of fiscal 2007, the Company generated free cash flow of U.S $8.6 million. Cash flow from operating activities amounted to U.S. $39.5 million, including a U.S. $67.4 million reduction in accounts receivables due to the low seasonal level of sales in the first quarter and a reduction in days sales outstanding. The Company used U.S. $32.9 million in the first quarter for seasonal rebuilding of inventories, in line with its requirements to support its projected sales. U.S. $30.3 million was used for capital investments in the Company's major textile and sock manufacturing capacity expansion projects in Honduras and the Dominican Republic, as well as for its new U.S. retail distribution centre and the expansion of its sewing capacity. The Company ended the first quarter with cash and cash equivalents of U.S. $36.3 million, and continues to have significant unused financing capacity to be able to pursue further capacity expansion in excess of its current plans, as well as other potential growth opportunities.

I would like to thank you, our shareholders, for your continued confidence and support.

Glenn J. Chamandy
President and Chief Executive Officer

GILDAN QUARTERLY REPORT – Q1 2007 p.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's discussion and analysis (MD&A) comments on Gildan's operations, performance and financial condition as at and for the three months ended December 31, 2006 compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months ended December 31, 2006 and the related notes, and with our MD&A for the year ended October 1, 2006 (2006 MD&A), which is part of the fiscal 2006 Annual Report. This MD&A is dated January 31, 2007. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled "Non-GAAP Financial Measures" on page 7 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2006 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission website (including the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 17.

In this MD&A, "Gildan", the "Company", or the words "we", "us", "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

Our Business

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. In 2005, as part of our growth strategy, we began to implement a major new initiative to sell our products into the mass-market retail channel in North America. In conjunction with these plans, in fiscal 2006, we expanded our product-line to include underwear and athletic socks.

Effective July 6, 2006, Gildan completed the acquisition of Kentucky Derby Hosiery Co., Inc. (Kentucky Derby), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. Gildan is using Kentucky Derby's experience and distribution with mass-market retailers to enhance its platform to develop Gildan as a consumer brand in basic athletic socks, underwear and activewear, while continuing to focus on serving the needs of our customers in the wholesale distribution channel and continuing to support Kentucky Derby's private label programs and brand licenses.

Our Products

We specialize in large-scale marketing and manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high- volume, automatic replenishment programs. Our product offering focuses on core basic activewear styles sold in various fabrics, weights and colours. In fiscal 2006, we also introduced a variety of styles of men's and boys' underwear and athletic socks into our product-line. Typically, our product offering is characterized by low fashion risk, since products are basic and produced in a limited range of sizes, colours and styles. Our products for the wholesale channel for screenprinters are produced and sold without logos and designs.

GILDAN QUARTERLY REPORT – Q1 2007 p.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

We sell activewear, namely T-shirts, sport shirts and fleece, in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity.

In the retail channel, we sell a variety of styles of men's and boys' underwear and athletic socks complemented by our activewear product-line.

Our Manufacturing and Distribution Facilities

To support our sales in the various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin. We also operate manufacturing facilities in North America. Our largest manufacturing hub in Central America includes our first offshore integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. In addition, during 2006, we completed the construction of an integrated world-scale sock manufacturing facility and began the construction of a world-scale manufacturing textile facility for the production of fleece. We commenced production at our sock facility in the first quarter of fiscal 2007 and expect to ramp up our sock facility to full capacity during fiscal 2008. We expect to begin production at our fleece facility in the second half of fiscal 2007.

We also have established a Caribbean Basin manufacturing hub with a facility in Bella Vista, Dominican Republic, which began production in fiscal 2005 and is currently running at a comparable scale of production to our mature textile facility in Honduras. We will continue to maximize production levels and cost efficiencies at the Dominican Republic facility during fiscal 2007.

Our sewing facilities are primarily located in Central America, Mexico and the Caribbean Basin. We also utilize third-party contractors to complement our vertically-integrated production.

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm's yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

We distribute our products in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and use third-party warehouses in Canada, Mexico, Europe and Australia to service our customers in these markets.

In addition, we are at an advanced stage of implementing plans for a new retail distribution centre in Martinsville, Virginia and relocating and consolidating Kentucky Derby's existing distribution centres, at multiple sites in Virginia and North Carolina, to this single location. This new distribution centre will be fully dedicated to supporting our retail distribution plans. The installation of equipment in this facility, together with the associated warehouse management system, is expected to be completed during the second quarter of fiscal 2007. Our existing distribution centre in Eden, North Carolina will remain fully dedicated to providing the capacity required for Gildan's anticipated further growth in the wholesale distribution channel.

Our corporate head office is located in Montreal, Canada and we employ over 15,000 full-time employees worldwide.

Market Overview

Our target market for activewear, underwear and socks is characterized by low fashion risk compared to many other apparel markets, since products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by manufacturers.

GILDAN QUARTERLY REPORT – Q1 2007 p.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels, such as Fruit of the Loom, Inc., Hanesbrands Inc., the Jerzees division of Russell Corporation, which was acquired by Berkshire Hathaway Inc., which owns Fruit of the Loom, Inc., Delta Apparel, Inc., and Anvil Knitwear, Inc. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from contractors in Asia.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers.

While the majority of our sales is currently derived from the sale of activewear through the wholesale distribution channel, in 2006 we continued to expand our entry into the retail channel, concentrating on regional retailers that we can service well with the production capacity that we have available. As we ramp up our major capacity expansion projects in the Caribbean Basin and Central America, we expect to increasingly be in a position to service major mass-market retailers. We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, the same factors that contribute to our success in the wholesale channel, will allow us to be successful in penetrating the retail channel.

We believe that growth for our activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction have provided consumers with superior products at lower prices.

Strategy and Financial Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to deliver superior value to our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will allow Gildan to be successful in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

GILDAN QUARTERLY REPORT – Q1 2007 p.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We are implementing a five-year plan with the objectives of approximately tripling our unit sales volumes and continuing to achieve significant manufacturing efficiencies. Our growth strategy comprises the following four initiatives:

1.     Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories;

2.     Leverage our successful business model to enter the mass-market retail channel and develop Gildan as a consumer brand;

3.     Increase penetration in Europe and other international markets; and

4.     Support unit sales growth and maintain pricing competitiveness through continued significant investments in low-cost production capacity

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the "Risks and Uncertainties" section of our 2006 MD&A. As well, the nature of the Company's growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.

Operating Results

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company's financial condition and operating results.

We refer the reader to page 15 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

Summary of Quarterly Results

The following table sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

GILDAN QUARTERLY REPORT – Q1 2007 p.7

MANAGEMENT'S DISCUSSION AND ANALYSIS

	2007				2006			2005
(in $ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales	185.8	235.2	233.9	183.8	120.3	180.7	198.9	165.3
Net earnings	15.6	16.8	42.8	31.0	16.2	29.2	34.1	14.3
Net earnings per share
Basic EPS	0.26	0.28	0.71	0.52	0.27	0.49	0.57	0.24
Diluted EPS	0.26	0.28	0.71	0.51	0.27	0.48	0.57	0.24
Total assets	715.8	723.3	673.1	643.8	609.6	597.5	551.6	525.4
Total long-term financial liabilities[1]	44.2	47.1	46.4	64.8	65.4	64.1	58.1	72.8
Average number of shares outstanding (in thousands)
Basic	60,139	60,105	60,077	60,054	59,970	59,924	59,816	59,617
Diluted	60,724	60,670	60,627	60,647	60,559	60,414	60,270	60,086
[1] Represents sum of long-term debt, future income taxes and non-controlling interest

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the need to support requirements for the back-to-school period and peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification. As a result of the historical seasonal sales trends, we produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. Net earnings in the fourth quarter of fiscal 2006 and the second quarter of fiscal 2005 were impacted by material restructuring and other charges.

Sales

Sales for the three months ended December 31, 2006 amounted to $185.8 million, up 54.4% from $120.3 million in the first quarter of fiscal 2006. The increase in sales was due to $42.6 million of sock sales resulting from the acquisition of Kentucky Derby, which was effective July 6, 2006, a 15.2% increase in unit sales volumes for activewear and the impact of a higher-valued activewear product-mix, partially offset by an approximate 4% reduction in activewear unit selling prices compared to the same period last year. Excluding the sock product-line, sales were up 19.1%.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the quarter ended December 31, 2006:

	Three months ended		Three months ended
	December 31, 2006 vs 2005		December 31, 2006
	Unit Growth		Market Share
	Industry	Gildan	Gildan
All Products	2.9%	19.6%	44.2%
T-shirts	2.7%	16.6%	46.0%
Sport shirts	(9.9%)	4.2%	34.6%
Fleece	8.7%	58.1%	36.0%

The growth in activewear unit sales was due to continuing market share penetration in all product categories in the U.S. distributor channel, combined with 2.9% growth in overall industry unit shipments.

GILDAN QUARTERLY REPORT – Q1 2007 p.8

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the T-shirt category, we grew unit volumes by 16.6% for the three months ended December 31, 2006, and increased our leading share in this category to 46.0%. We increased our leading brand position in sport shirts with a 34.6% market share, where our volume grew by 4.2%, compared with an overall decline of 9.9% for the industry. In the fleece category, our volume growth of 58.1% significantly exceeded that of the industry, increasing our share to 36.0%.

Gross Profit

Gross profit for the first quarter of fiscal 2007 was $53.9 million, or 29.0% of sales, compared to $42.9 million, or 35.7% of sales during the first quarter of fiscal 2006. The gross margin decline in the first quarter of fiscal 2007 was largely attributable to the impact of lower margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company's sock manufacturing operations. We expect to achieve improvement in gross margins for our sock product-line as we implement the ramp-up of our new state-of-the-art sock manufacturing facility in Honduras. Excluding the impact of the sock sales, gross margin in the first quarter of fiscal 2007 was 33.1%. The decrease in gross margin for activewear compared to last year was due to lower selling prices and higher cotton costs compared to the low point in cotton prices in the first quarter of last year, partially offset by the higher-valued product-mix and favourable manufacturing efficiencies.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the first quarter were $26.1 million, or 14.1% of sales, compared to $18.1 million, or 15.0% of sales, in the first quarter of last year. The increase in SG&A expenses was due to the impact of the acquisition of Kentucky Derby, higher distribution costs, and a $1.1 million charge for the replacement of the aircraft leased by the Company, partially offset by the nonrecurrence of a $0.6 million severance charge incurred in the first quarter of fiscal 2006.

Restructuring and Other Charges

Restructuring and other charges of $1.4 million in the first quarter of fiscal 2007 were composed of $1.1 million of accelerated depreciation related to the change in the estimated economic lives of our Canadian manufacturing assets and $0.3 million of additional severance costs and carrying costs relating to closed facilities following the restructuring of the operations announced in September 2006.

Depreciation and Interest Expense

Depreciation and amortization expense increased to $8.8 million in the first quarter of fiscal 2007, compared to $7.4 million in the first quarter of fiscal 2006. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby acquisition.

Net interest expense amounted to $1.0 million in the first quarter of fiscal 2007, up from $0.6 million in the same period last year. The increase in net interest expense reflected lower investment income resulting from lower average cash balances during the quarter, mainly due to the acquisition of Kentucky Derby, which more than offset the decrease in interest expense due to the reduction in overall debt, following the scheduled principal repayment made on the Company's Senior Notes.

Income Taxes

Income tax expense for the first quarter of fiscal 2007 was $1.1 million compared to an income tax expense of $0.7 million in the first quarter of fiscal 2006. The effective income tax rate in the first quarter of fiscal 2007 was 6.5% compared to an effective income tax rate of 4.4% for the same period last year. Excluding the impact of restructuring and other charges, which did not result in a tax recovery for the Company, the effective income tax rate for the quarter was 6.0%. The increase in the effective income tax rate was mainly due to our operations in the U.S, following our acquisition of Kentucky Derby in the fourth quarter of fiscal 2006, and higher income from our Canadian operations, both of which are taxed at higher effective income tax rates.

GILDAN QUARTERLY REPORT – Q1 2007 p.9

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Earnings

Net earnings for the quarter were $15.6 million, or $0.26 per share on a diluted basis (EPS), slightly down from the same period last year. Included in net earnings for the quarter were restructuring and other charges of $1.4 million after-tax, or $0.02 per share, mainly as a result of the accelerated depreciation related to the change in the estimated economic lives of our remaining Canadian textile and related manufacturing assets. Adjusted net earnings for the quarter, which represents net earnings before restructuring and other charges amounted to $17.0 million, or $0.28 per share on a diluted basis, up respectively, 4.9% and 3.7%, compared to net earnings of $16.2 million, or $0.27 per share on a diluted basis for the first quarter of fiscal 2006. The increase in adjusted net earnings and adjusted diluted EPS resulted mainly from the continued strong growth in unit sales volumes, a higher-valued product-mix for activewear and favourable manufacturing efficiencies, which more than offset lower unit selling prices for activewear, higher cotton costs and increased SG&A and depreciation expenses. The impact of the Kentucky Derby acquisition on our results in the first quarter was accretive by approximately $0.01 per share.

Financial Condition

Accounts receivable decreased to $98.3 million in the first quarter of fiscal 2007 from $165.9 million at October 1, 2006 and grew by $46.6 million compared to the first quarter of the prior year. The decrease in accounts receivable from the end of fiscal 2006 reflected the low seasonal level of sales and a decline in days sales outstanding. The increase in accounts receivable compared to the first quarter of fiscal 2006 was mainly due to the 19.1% increase in activewear sales in the first quarter over the prior year and the inclusion of $22.3 million accounts receivable for Kentucky Derby.

Inventories of $233.5 million were up $32.8 million, or 16.3% from October 1, 2006 and by $54.7 million, or 30.6% compared to the first quarter of fiscal 2006. The increase in inventories from October 1, 2006 reflected the seasonal rebuilding of inventories, in line with our requirements to support our projected sales. The year-over-year inventory increase reflected the inclusion of sock inventory following our acquisition of Kentucky Derby, and the 19.1% increase in activewear sales over the prior year.

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $318.0 million at the end of the first quarter of fiscal 2007, up $15.3 million from October 1, 2006. This increase was primarily due to net capital expenditures of $30.3 million, mainly for the capacity expansion projects in Honduras and the Dominican Republic as well as for our new U.S. retail distribution centre, partially offset by depreciation and a reclassification of property, plant and equipment to assets held for sale. During the fourth quarter of fiscal 2006, we announced the closure of sock manufacturing facilities in Mount Airy, North Carolina and Hillsville, Virginia, a textile manufacturing facility in Valleyfield, Quebec and distribution centres in Montreal, Quebec and Mount Airy, North Carolina. As at December 31, 2006 assets held for sale of $4.7 million represent land, building and equipment at these locations. During the first quarter of fiscal 2007, we ceased recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. We expect these assets to be sold during the balance of fiscal 2007. As at January 1, 2006 assets held for sale of $5.0 million were related to the closure of two Canadian yarn-spinning operations during fiscal 2005. These assets were sold during the third quarter of fiscal 2006.

Total assets were $715.8 million at December 31, 2006, compared to $723.3 million at the end of the previous year and $609.6 million at January 1, 2006. Working capital was $254.7 million at the end of the first quarter of fiscal 2007 compared to $261.0 million at October 1, 2006, and $228.9 million at January 1, 2006.

GILDAN QUARTERLY REPORT – Q1 2007 p.10

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in the first quarter of fiscal 2007 were $39.5 million, compared to $32.1 million for the previous year. The increase in cash inflow was mainly due to a larger seasonal decrease in accounts receivable and a lower seasonal increase in inventories compared to the first quarter of fiscal 2006.

Cash flows used in investing activities were $30.9 million in the first quarter of fiscal 2007, compared to $12.5 million in the same period last year, mainly as a result of higher net capital expenditures in the period. Net capital expenditures in the first quarter amounted to $30.3 million, up $17.9 million from the first quarter of fiscal 2006. The increase was mainly due to higher spending for the new sock manufacturing facility and the textile facility for the production of fleece in Honduras, combined with investments in our new U.S. retail distribution centre in Martinsville, Virginia, and in our sewing facilities, partially offset by year-over-year lower capital spending for the Dominican Republic textile facility.

Free cash flow amounted to $8.6 million in the first quarter of fiscal 2007, down from free cash flow of $19.6 million in the first quarter of 2006, mainly as a result of higher capital spending compared to last year.

Cash flows used in financing activities in the first quarter of fiscal 2007 were $1.3 million and consisted primarily of reductions in the long-term debt of Kentucky Derby and our joint venture, compared to cash inflows of $1.0 million in the same period last year, which resulted primarily from proceeds from the issuance of shares.

We ended the first quarter of fiscal 2007 with cash and cash equivalents of $36.3 million compared to $90.3 million at the end of the first quarter last year and $29.0 million at October 1, 2006. At the end of the first quarter of fiscal 2007 and fiscal 2006, our revolving bank facility was unutilized. Bank indebtedness included in our interim consolidated financial statements at the end of the first quarter of fiscal 2007 is attributable to our joint venture. Total indebtedness at December 31, 2006 amounted to $35.7 million compared to $37.3 million at October 1, 2006 and $51.2 million at January 1, 2006. The year-over-year decline in total indebtedness was mainly due to the third scheduled principal repayment of $17.5 million on our Senior Notes, which was made on June 10, 2006, partly offset by the assumption of long-term debt related to the acquisition of Kentucky Derby.

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and scheduled payments of principal and interest on our Senior Notes.

As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. Our need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the second half of the fiscal year.

Anticipated sales growth in 2007 is expected to result in increased working capital requirements, mainly to finance trade accounts receivable and inventory. In order to be able to support our opportunities for continuing sales growth, we are accelerating the installation of equipment and the ramp-up of our two major capacity expansion projects in Honduras, and are increasing our planned capital expenditures in fiscal 2007 to approximately $145 million, compared to our previous projection of $110 million.

We believe our cash flow from operating activities together with our unused credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2007 to fund our anticipated working capital requirements, capital expenditures and the June 2007 final principal repayment on our Senior Notes.

GILDAN QUARTERLY REPORT – Q1 2007 p.11

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to maximize flexibility to finance our ongoing growth and expansion and to be able to take advantage of additional new opportunities, we do not currently pay a dividend. Periodically, the merits of introducing a dividend are re-evaluated by our Board of Directors.

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 13. As disclosed in Note 8 to our Interim Consolidated Financial Statements, we have issued corporate guarantees and standby letters of credit arising from various servicing agreements amounting to $33.7 million at December 31, 2006.

Derivative Financial Instruments

From time to time, we use forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar).

A forward foreign exchange contract represents an obligation to buy or sell foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. We reduce this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. Our exposure to foreign currency fluctuations is described in more detail in the "Risks and Uncertainties" section of the 2006 MD&A.

We do not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

All outstanding forward foreign exchange contracts are reported on a mark-to-market basis and the gains or losses are included in earnings, because we elected not to follow hedge accounting for these derivatives. See "Changes in Accounting Policies" on page 14.

The following table summarizes our commitments to buy and sell foreign currencies as at December 31, 2006 and January 1, 2006:

(in thousands)		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2007
Buy contracts:
Foreign exchange contracts		€6,767	1.2116 to 1.3210	January to June 2007	$8,426
	CA$	25,354	0.8690 to 0.8794	January to September 2007	22,190
Sell contracts:
Foreign exchange contracts		€3,970	1.2974 to 1.3092	January to September 2007	$5,718
		£13,461	1.9100 to 1.9794	January 2007 to September 2008	26,300
	CA$	1,600	0.8584	January 2007	1,373
2006
Buy contracts:
Foreign exchange contracts	CA$	30,800	0.7997 to 0.8506	January to September 2006	$25,585
Sell contracts:
Foreign exchange contracts		€7,786	1.1802 to 1.3721	January to September 2006	$10,372
		£3,330	1.8707 to 1.8851	January to September 2006	6,248
	CA$	10,000	0.8602	January 2006	8,602

GILDAN QUARTERLY REPORT – Q1 2007 p.12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at December 31, 2006:

Payments due by period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	32.2	20.0	6.6	4.1	1.5
Fixed interest payments	0.8	0.8	-	-	-
Operating leases	32.6	5.2	10.8	7.3	9.3
Purchase obligations	122.4	122.4	-	-	-
Other obligations	63.5	50.3	13.2	-	-
Total Contractual Obligations	251.5	198.7	30.6	11.4	10.8

We expect that cash flows from operations, together with our cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2007.

Contingent Liability

In November 2002, one of our Mexican subsidiaries (Gildan Mexico) received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgement in its favour. Notwithstanding the judgement, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. We have received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. We are pursuing all available avenues to resolve this matter in our favour. At the present time, the Mexican authorities are not attempting to enforce payment of this tax assessment. We expect to be successful in our efforts to clarify and resolve this matter and, accordingly, no provision has been made in the accounts for this potential liability.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As of January 31, 2007, there were 60,142,840 common shares issued and outstanding along with 489,549 stock options and 503,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2006 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgements are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.

GILDAN QUARTERLY REPORT – Q1 2007 p.13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management believes that the following accounting estimates are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;

  Trade accounts receivable;

  Property, plant and equipment;

  Cotton and yarn procurements; and

  Income taxes

For a more detailed discussion of these estimates, readers should review the "Critical Accounting Estimates" section of the 2006 MD&A, which is hereby incorporated by reference.

Changes in Accounting Policies

Effective the commencement of our 2007 fiscal year, we have adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which will be measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a ''cash flow hedge,'' when the hedged item is a future cash flow, or a ''fair value hedge,'' when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

GILDAN QUARTERLY REPORT – Q1 2007 p.14

MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the adoption of these standards, we have classified our cash equivalents as available for sale. We have also classified our accounts receivable as loans and receivables, and our accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.3 million previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income" on the consolidated balance sheets. As at October 1, 2006 and December 31, 2006, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because we elected not to follow hedge accounting for these derivatives.

The adoption of these standards had no impact on the consolidated statement of earnings.

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impact of restructurin    g and other charges, as discussed on page 9, management uses adjusted net earnings and adjusted diluted earnings per share, which is calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.
(in $ millions, except per share amounts)			Q1 2007			Q1 2006
	Reported		Adjusted	Reported		Adjusted
Sales	185.8		185.8	120.3		120.3
Cost of sales	131.9		131.9	77.4		77.4
Gross profit	53.9	-	53.9	42.9	-	42.9
Selling, general and
administrative expenses	26.1		26.1	18.1		18.1
Restructuring and other charges (1)	1.4	(1.4)	-	-		-
	26.4	1.4	27.8	24.8	-	24.8
Depreciation and amortization	8.8		8.8	7.4		7.4
Interest, net	1.0		1.0	0.6		0.6
Non-controlling interest in income
of consolidated joint venture	(0.1)		(0.1)	(0.1)		(0.1)
Earnings before income taxes	16.7	1.4	18.1	16.9	-	16.9
Income taxes	1.1		1.1	0.7		0.7
Net earnings	15.6	1.4	17.0	16.2	-	16.2

Basic EPS.	0.26	0.02	0.28	0.27	-	0.27
Diluted EPS	0.26	0.02	0.28	0.27	-	0.27
Certain minor rounding variances exist between the financial statements and this summary. (1)Adjustment to remove restructuring and other charges. See page 9.

GILDAN QUARTERLY REPORT – Q1 2007 p.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, and non-controlling interest in income of the consolidated joint venture, and excludes the impact of restructuring and other charges. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)
	Q1 2007	Q1 2006
Net earnings	15.6	16.2
Restructuring and other charges (1)	1.4	-
Depreciation and amortization	8.8	7.4
Interest, net	1.0	0.6
Income taxes	1.1	0.7
Non-controlling interest in income of
consolidated joint venture	(0.1)	(0.1)
EBITDA	27.8	24.8
Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 9.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)
	Q1 2007	Q1 2006
Cash flows from operating activities	39.5	32.1
Cash flows from investing activities	(30.9)	(12.5)
Free cash flow	8.6	19.6

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Debt (Net Indebtedness)

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)
	Q1 2007	Q4 2006	Q1 2006
Bank indebtedness	(3.5)	(3.5)	(4.0)
Current portion of long-term debt	(21.5)	(21.8)	(19.9)
Long-term debt	(10.6)	(12.0)	(27.4)
Total indebtedness	(35.6)	(37.3)	(51.3)

Cash and cash equivalents	36.3	29.0	90.3
Cash in excess of debt (net indebtedness)	0.7	(8.3)	39.0
Certain minor rounding variances exist between the financial statements and this summary.

GILDAN QUARTERLY REPORT – Q1 2007 p.16

MANAGEMENT'S DISCUSSION AND ANALYSIS

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks listed below are risks that could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial could also materially and adversely affect our business. The most significant risks we face are as follows:

  Our ability to implement our strategies and plans;

  Our industry is competitive;

  Our industry is subject to pricing pressures;

  Our success depends on our ability to anticipate evolving consumer preferences and trends;

  Our operations are subject to environmental regulation;

  We rely on a relatively small number of significant customers;

  Our customers do not commit to purchase minimum quantities;

  We are exposed to concentrations of credit risk;

  Our business is affected by changes in international trade regulation;

  We currently pay income tax at a comparatively low effective rate, which could change in the future;

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical; and

  We depend on key management

For a more detailed discussion of these potential business risks, readers should review the "Risks and Uncertainties" section of the 2006 MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which are hereby incorporated by reference.

Forward-Looking Statements

Certain statements included in this MD&A may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the "Risks and Uncertainties" section of the 2006 MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document. The forward-looking information in this MD&A describes our expectations as at January 31, 2007.

GILDAN QUARTERLY REPORT – Q1 2007 p.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

   general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control;

   the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

   the intensity of competitive activity;

   changes in environmental, tax, trade and other laws and regulations;

   our ability to implement our strategies and plans;

   our ability to complete and successfully integrate acquisitions;

   changes in customer demand for our products and our ability to maintain customer relationships and grow our business;

   the seasonality of our business;

   our ability to attract and retain key personnel;

   changes in accounting policies and estimates; and

   disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events.

This may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and nonrecurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

January 31, 2007

GILDAN QUARTERLY REPORT – Q1 2007 p.18

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	December 31, 2006	October 1, 2006	January 1, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$36,329	$29,007	$90,296
Accounts receivable	98,347	165,870	51,699
Inventories	233,514	200,653	178,844
Prepaid expenses and deposits	6,677	5,757	3,265
Future income taxes	4,457	5,298	11,162
	379,324	406,585	335,266

Property, plant and equipment	318,007	302,677	265,338
Intangible assets	9,352	9,513	-
Assets held for sale (note 4)	4,658	-	5,027
Other assets	4,506	4,501	4,014

Total assets	$715,847	$723,276	$609,645

Current liabilities:
Bank indebtedness	$3,500	$3,500	$3,980
Accounts payable and accrued liabilities	98,179	117,984	80,220
Income taxes payable	1,399	2,269	2,274
Current portion of long-term debt	21,518	21,820	19,853
	124,596	145,573	106,327

Long-term debt	10,635	12,041	27,386
Future income taxes	28,013	29,443	32,754
Non-controlling interest in consolidated joint venture	5,590	5,654	5,286

Shareholders' equity:
Share capital (note 5)	86,953	86,584	85,037
Contributed surplus (note 5)	2,833	2,365	1,873
Retained earnings	430,979	415,368	324,734
Accumulated other comprehensive income (note 3)	26,248	26,248	26,248
	547,013	530,565	437,892

Total liabilities and shareholders' equity	$715,847	$723,276	$609,645

See accompanying notes to interim consolidated financial statements

GILDAN QUARTERLY REPORT – Q1 2007 p.19

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)

Sales	$185,829	$120,310
Cost of sales	131,951	77,415

Gross profit	53,878	42,895

Selling, general and administrative expenses	26,110	18,063

Restructuring and other charges (note 9)	1,391	-

Earnings before the undernoted items	26,377	24,832

Depreciation and amortization	8,774	7,430
Interest, net	971	566
Non-controlling interest in loss of consolidated joint venture	(64)	(108)

Earnings before income taxes	16,696	16,944

Income taxes	1,085	749

Net earnings	$15,611	$16,195

Basic EPS (note 10)	$0.26	$0.27

Diluted EPS (note 10)	$0.26	$0.27

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

	Three months ended
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)

Retained earnings, beginning of the period	$415,368	$308,539
Net earnings	15,611	16,195

Retained earnings, end of the period	$430,979	$324,734

See accompanying notes to interim consolidated financial statements

GILDAN QUARTERLY REPORT – Q1 2007 p.20

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	December 31, 2006	January 1, 2006
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$15,611	$16,195
Adjustments for:
Depreciation and amortization	8,774	7,430
Restructuring and other charges	1,124	-
Loss on disposal and writedown of property, plant
and equipment	358	40
Stock-based compensation costs	468	277
Future income taxes	244	227
Non-controlling interest	(64)	(108)
Unrealized foreign exchange (gain) loss	(1,458)	255
	25,057	24,316
Changes in non-cash working capital balances:
Accounts receivable	67,417	56,829
Inventories	(32,861)	(43,983)
Prepaid expenses and deposits	(920)	1,129
Accounts payable and accrued liabilities	(18,444)	(6,277)
Income taxes payable	(776)	58
	39,473	32,072

Cash flows (used in) from financing activities:
Net (decrease) increase in long-term debt	(1,708)	92
Proceeds from the issuance of shares	369	860
	(1,339)	952

Cash flows used in investing activities:
Purchase of property, plant and equipment	(30,342)	(12,374)
Increase in other assets	(521)	(107)
	(30,863)	(12,481)

Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	51	(49)

Net increase in cash and cash equivalents
during the period	7,322	20,494

Cash and cash equivalents, beginning of period	29,007	69,802

Cash and cash equivalents, end of period	$36,329	$90,296

See accompanying notes to interim consolidated financial statements

GILDAN QUARTERLY REPORT - Q1 2007 p.21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended December 31, 2006)
(Tabular amounts in thousands or thousands of U.S. dollars, except per share data or unless otherwise noted)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

Certain comparative figures have been reclassified in order to conform with the current period's presentation.

All amounts in the attached notes are unaudited unless specifically identified.

2. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 2 of its audited consolidated financial statements in the Company's annual report for the year ended October 1, 2006, except as described in note 3 below.

3. Change in accounting policy:

Effective the commencement of its 2007 fiscal year, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments—Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held–to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which will be measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a ''cash flow hedge,'' when the hedged item is a future cash flow, or a ''fair value hedge,'' when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

GILDAN QUARTERLY REPORT – Q1 2007 p.22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Change in accounting policy (Continued):

As a result of the adoption of these standards, the Company has classified its cash equivalents as available for sale. The Company has also classified its accounts receivable as loans and receivables, and its accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of amount of $26.3 million previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income" on the consolidated balance sheets. As at October 1, 2006 and December 31, 2006, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because the Company elected not to follow hedge accounting for these derivatives. The adoption of these standards had no impact on the consolidated statement of earnings.

4. Assets held for sale:

During the fourth quarter of fiscal 2006, the Company announced the closure of sock manufacturing facilities in Mount Airy, North Carolina and Hillsville, Virginia, a textile manufacturing facility in Valleyfield, Quebec and distribution centres in Montreal, Quebec and Mount Airy, North Carolina. As at December 31, 2006 assets held for sale of $4.7 million represent land, building and equipment at these locations. During the first quarter of fiscal 2007, the Company ceased recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. The Company expects these assets to be sold during the balance of fiscal 2007.

As at January 1, 2006 assets held for sale of $5.0 million were related to the closure of two Canadian yarn-spinning operations during fiscal 2005. These assets were sold during the third quarter of fiscal 2006.

5. Share capital and contributed surplus:
	December 31, 2006		October 1, 2006		January 1, 2006
			(audited)
	Shares	Book value	Shares	Book value	Shares	Book value
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Common shares
Issued and outstanding:
Common shares:
Total outstanding, beginning of period	60,114	$86,584	59,955	$84,177	59,955	$84,177
Shares issued pursuant to business acquisition	-	-	10	460	-	-
Shares issued under employee share purchase plan	1	75	8	360	2	54
Shares issued pursuant to exercise of stock options	26	294	141	1,587	82	806
Total outstanding, end of period	60,141	$86,953	60,114	$86,584	60,039	$85,037

Changes in contributed surplus were as follows:
Balance, October 1, 2006						$2,365
Stock-based compensation related to stock options and Treasury RSUs						468
Balance, December 31, 2006						$2,833

6. Stock-based compensation:

The Company's Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("Non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Changes in outstanding stock options were as follows:
		Weighted average exercise price
	Number
		(in Canadian dollars)
Options outstanding, October 1, 2006	428	$12.70
Granted	89	54.48
Exercised	(26)	12.64
Options outstanding, December 31, 2006	491	$20.30

GILDAN QUARTERLY REPORT – Q1 2007 p.23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. Stock-based compensation (Continued):

As at December 31, 2006, 401,645 of the outstanding options were exercisable at the weighted average price of CA$12.70. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of the options granted during the first quarter ended December 31, 2006 was CA$18.34. No options were granted during fiscal 2006.

Changes in outstanding Treasury RSUs were as follows:
		Weighted average fair value per unit
	Number
		(in Canadian dollars)
Treasury RSUs outstanding, October 1, 2006	417	$29.62
Granted	67	60.09
Treasury RSUs outstanding, December 31, 2006	484	$33.84

As of December 31, 2006, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense recorded for the three month periods ended December 31, 2006 and January 1, 2006, respectively, was $0.5 million and $0.3 million, in respect of the Treasury RSUs and stock options. The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are reclassified to share capital.

Changes in outstanding Non-Treasury RSUs were as follows:
		Weighted average fair value per unit
	Number
		(in Canadian dollars)
Non-Treasury RSUs outstanding, October 1, 2006	-	$-
Granted	34	54.49
Non-Treasury RSUs outstanding, December 31, 2006	34	$54.49

Non-Treasury RSUs have the same features as Treasury RSUs except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As of December 31, 2006, none of the awarded and outstanding non-Treasury RSUs were vested.

The compensation expense recorded in respect of the non-Treasury RSUs for the three-month period ended December 31, 2006 was $0.1 million. No non-Treasury RSUs were issued in fiscal 2006.

Effective the commencement of its fiscal 2004 fiscal year, the Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury RSUs, compensation cost is measured at the fair value at the date of grant and is expensed over the award's vesting period. For non-Treasury RSUs, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked-to-market until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.

7. Contingent liabilities:

In November 2002, one of the Company's Mexican subsidiaries ("Gildan Mexico") received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6.0 million. The substance of the assessment was that the Mexican tax authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favour. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005, and increased the assessed amount to approximately $7.1 million, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company has received legal opinions that the tax assessment is without merit under Mexican law governing re-export from maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, has provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada. The Company is pursuing all available avenues to resolve this matter in its favour. At the present time, the Mexican authorities are not attempting to enforce payment of this tax assessment. The Company expects to be successful in its effort to clarify and resolve this matter and, accordingly, no provision has been made in the accounts for this potential liability.

GILDAN QUARTERLY REPORT – Q1 2007 p.24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. Guarantees:

As at December 31, 2006, significant guarantees that have been provided to third parties are the following:

The Company, and some of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2006, the maximum potential liability under these guarantees was $39.1 million of which $5.4 million was for surety bonds and $33.7 million was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during 2007, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2011.

As at December 31, 2006, the Company has recorded no performance liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management believes that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

9. Restructuring and other charges:

Restructuring charges of $1.4 million in the first quarter of fiscal 2007 are composed of $1.1 million of accelerated depreciation related to the change in the estimated economic lives of the Company's Canadian manufacturing assets and $0.3 million of additional severance costs and carrying costs relating to closed facilities following the restructuring of the operations announced in September 2006.

10. Earnings per share:

A reconciliation between basic and diluted earnings per share is as follows:

	Three Months Ended
	December 31, 2006	January 1, 2006

Basic earnings per share:
Basic weighted average number of common shares outstanding	60,139	59,970
Basic earnings per share	$0.26	$0.27
Diluted earnings per share:
Basic weighted average number of common shares outstanding	60,139	59,970
Plus impact of stock options and Treasury RSUs	585	589
Diluted weighted average number of common shares outstanding	60,724	60,559
Diluted earnings per share	$0.26	$0.27

11. Other information:
	Three Months Ended
	December 31, 2006	January 1, 2006

(a) The following items were included in the determination of the Company's net earnings:
Depreciation of property, plant and equipment
(excluding restructuring and other charges)	$8,376	$7,187
Interest expense on long-term debt	678	1,031
Interest expense on short-term indebtedness and other	467	64
Foreign exchange (gain) loss	(1,845)	91
Amortization expense of deferred start-up costs and other	237	243
Amortization expense of intangible assets	161	-
Investment income	174	510

(b) Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$1,161	$1,060
Income taxes	1,471	336

GILDAN QUARTERLY REPORT – Q1 2007 p.25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. Other information (Continued):
	December 31, 2006	October 1, 2006	January 1, 2006
		(audited)
Non-cash transactions:
Additions to property, plant and equipment included in
accounts payable and accrued liabilities	$2,483	$2,979	$316
Issuance of shares on acquisition of Kentucky Derby	-	460	-
Cash and cash equivalents consist of:
Cash balances with banks	$27,737	$27,810	$27,136
Short-term investments	8,592	1,197	63,160
	$36,329	$29,007	$90,296

12. Financial instruments:

The following table summarizes the Company's commitments to buy and sell foreign currencies as at December 31, 2006 and January 1, 2006:

		Notional			Notional U.S.
		amount	Exchange rate	Maturity	equivalent
2007:
Buy contracts:
Foreign exchange contracts		€6,767	1.2116 to 1.3210	January to June 2007	$ 8,426
	CA$	25,354	0.8690 to 0.8794	January to September 2007	22,190
Sell contracts:
Foreign exchange contracts		€3,970	1.2974 to 1.3092	January to September 2007	$ 5,178
		£13,461	1.9100 to 1.9794	January 2007 to September 2008	26,300
	CA$	1,600	0.8584	January 2007	1,373
2006:
Buy contracts:
Foreign exchange contracts	CA$	30,800	0.7997 to 0.8506	January to September 2006	$ 25,585
Sell contracts:
Foreign exchange contracts		€7,786	1.1802 to 1.3721	January to September 2006	$ 10,372
		£3,330	1.8707 to 1.8851	January to September 2006	6,248
	CA$	10,000	0.8602	January 2006	8,602

13. Segmented information:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

The Company has two customers accounting for at least 10% of total sales. For the three-month period ended December 31, 2006, Customer A accounted for 19.0% and Customer B accounted for 10.0%. For the three-month period ended January 1, 2006, Customer A accounted for 33.1% of total sales, and there were no sales for Customer B. The year-over-year changes in the percentage of total sales for both customers were affected by the Company's acquisition of Kentucky Derby at the beginning of the fourth quarter of fiscal 2006.

	Three months ended
	December 31, 2006	January 1, 2006
Sales were derived from customers located in the following geographic areas:
United States	$169,064	$106,652
Canada	7,965	7,466
Europe and other	8,800	6,192
	$185,829	$120,310

Sales by major product group:
Activewear and underwear	$143,272	$120,310
Socks	42,557	-
	$185,829	$120,310

GILDAN QUARTERLY REPORT – Q1 2007 p.26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. Segmented information (Continued):

	December 31, 2006	October 1, 2006	January 1, 2006
Property, plant and equipment by geographic areas are as follows:		(audited)
Caribbean Basin and Central America	$217,868	$200,170	$147,423
United States	71,021	68,591	66,823
Canada	26,761	31,407	46,676
Mexico	2,357	2,509	4,416
	$318,007	$302,677	$265,338

GILDAN QUARTERLY REPORT – Q1 2007 p.27